

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Gary Jacob
Chief Executive Officer
OKYO Pharma Ltd
Martello Court
Admiral Park
St. Peter Court
Guernsey GYI 3HB

> **Re: OKYO Pharma Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted August 23, 2021**
> **CIK No. 0001849296**

Dear Mr. Jacob:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on August 23, 2021

Cover Page

1.   We note your disclosure on the cover page of the prospectus that the offering is a resale by the selling shareholders of American Depository Shares and that you intend to list the ADSs on Nasdaq. We also note your disclosure that the selling shareholders may sell the ordinary shares represented by the ADSs in market transactions through any market in which the ADSs are then traded. Please advise us, and disclose in the prospectus as applicable, the process in which a holder of ADSs would obtain the ordinary shares and sell the ordinary shares in the market in which the ADSs are traded. Please also reconcile

this statement with your disclosure on page 106 as to how ADR holders can cancel an
ADS and obtain deposited securities.

2.   Your disclosure provides that, "The price of [y]our ADSs will be determined in part by
reference to the trading price of [y]our ordinary shares on the Main Market of the London
Stock Exchange" and "for discussion of the factors considered in determining the initial
public offering price of our ADSs, see 'Underwriting.'" Please revise to stately clearly how
the initial trading price of the ADSs on Nasdaq will be determined, e.g., if relying upon
the trading price of the shares on the London Stock Exchange, and discuss separately
throughout the prospectus how the price may be determined after the initial trading price.
In addition, please revise the reference to the Underwriting section since it appears that an
underwriter will not be involved in the offering and this section is no longer included in
the prospectus.

Compensation, page 77

3.   Please present footnotes (1) and (2) in the table to clarify which column or item in the
table each footnote relates.

Selling Shareholders, page 81

4.   Please revise the disclosure and the table to disclose clearly that the selling shareholders
are offering ADSs for resale and that the ordinary shares are deposited securities
represented by the ADSs.

Description of the American Depository Shares, page 104

5.   The disclosure provides that "[ ], as depositary will issue the ADSs which you will be
entitled to receive in this offering." Please revise to clarify whether the depositary has
issued the ADSs since this is a resale offering and clearly disclose those transactions.

Notes to Financial Statements
Note 4. Changes in Accounting Policies and Prior Year Adjustments
Accounting for warrants issued as part of a cash fundraise- Prior year adjustment, page F-15

6.   You disclose that the impact of the change in accounting treatment related to the warrants
issued as part of a cash fundraise resulted in a reduction in share capital and a
corresponding increase in warrant reserve for the period ended March 31, 2020. It appears
that the impact actually resulted in an increase in share capital and reduction in warrant
reserve. As such, please revise your disclosure to correctly describe the impact to the
financial statement line items.

General

7.   We note your revised disclosure that the prospectus relates to a resale by the selling
shareholders of American Depository Shares. Please advise us when the selling

shareholders have acquired the ADSs, or will acquire the ADSs, being registered for resale and the exemption from registration relied upon for such offers and sales.

8. If the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 of Regulation C, please check the applicable box on the cover page of the registration statement.

9. We note your disclosures in regards to underwriters as follows:
   - "In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares," page 106
   - "if the underwriters exercise in full their over-allotment option to purchase an additional [ ] ADSs, [ ] ordinary shares (including [ ] …," page 115
   - "the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering," page 123

   Please revise your disclosure to disclose clearly the involvement of underwriters as applicable.

   You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Life Sciences

cc: Jeffrey Fessler